FAP USA, L.P.

Financial Statements

November 30, 2015

Statement of Financial Condition

Assets	Note	US$'000
Cash and cash equivalents		3,511.1
Accounts receivable - Trade receivables	**3(a)**	133.7
Accounts receivable - Intercompany	**3(b)**	429.9
Accrued income	**4, 7**	7,926.8
Prepaid fees and other assets		74.2
Security deposit		361.7
Property and equipment, net of accumulated depreciation ($149,104)	**9**	79.4
Total Assets		**12,516.8**
Liabilities and Partners' Equity:		
Accounts payable – Trade payables		19.0
Accrued expenses	**5**	5,655.5
Deferred rent		59.1
Deferred income		50.0
Total liabilities		**5,783.6**
Partners' equity		6,733.2
Total Liabilities and Partners' Equity		**12,516.8**

See accompanying notes to financial statements.

2